Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

VIA EDGAR

April 28, 2021

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Lincoln Variable Insurance Products Trust (“Registrant”)
Post-Effective Amendment No. 216 to the Registration Statement on Form N-1A
Lincoln Nasdaq-100 Buffer Fund Jun (the “Fund”)
File Nos. 033-70742 and 811-08090

Dear Mr. Zapata:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Post-Effective Amendment No. 216 to the Registration Statement on Form N-1A, (the “Registration Statement”). The Registration Statement was filed with the Commission on March 26, 2021 (SEC Accession No. 0001193125-21-096074).

The Trust is making this application for withdrawal because the Fund’s name was termed incorrectly in the Registration Statement. The Registrant subsequently submitted Post-Effective Amendment No. 217 on April 1, 2021 (SEC Accession No. 0001193125-21-104064) to correct the Fund’s name.

The Registration Statement has not been declared effective by the Commission and the Registrant hereby confirms that no securities were sold in connection with the offering and no prospectus contained in the Registration Statement has been distributed. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Please direct any questions or comments regarding the foregoing application for withdrawal to me at 484-583-8711.

Sincerely,

/s/ Samuel K. Goldstein

Samuel K. Goldstein, Esq.

Vice President and Assistant General Counsel

Funds Management